UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

RADIUS HEALTH, INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

55 Cambridge Parkway, Suite 301

Cambridge, Massachusetts 02142

(609) 430-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2011

December 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. None	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. None	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Item 2 herein
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,292,053
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,292,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5(a) herein)
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D	Page 9 of 13 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Radius Health, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2. Identity and Background.

“Item 2. Identity and Background” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The name of the reporting persons are HealthCare Ventures VII, L.P. (“HCVVII”), HealthCare Partners VII, L.P. (“HCPVII”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor (HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are hereafter sometimes hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. HCVVII is a venture capital investment fund. HCPVII is the General Partner of HCVVII. Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

(b) The business address for HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(c) Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVII and HCPVII are each limited partnerships formed and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

This Schedule 13D is being filed jointly by the Reporting Persons. The Reporting Persons are a party to certain agreements with the Separately Filing Group Members (as defined in 5(a) herein), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other stockholders party to the Stockholders’ Agreement, dated as of May 17, 2011, as amended (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

CUSIP No. None	13D	Page 10 of 13 Pages

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended by adding the following at the end thereof.

Pursuant to the terms of the Purchase Agreement, on November 18, 2011, the Reporting Persons acquired 19,651 shares of Series A-1 Preferred for a purchase price of $1,599,984.42. The Series A-1 Preferred was purchased by HCVVII with funds from working capital.

Pursuant to the terms of the Purchase Agreement, on December 14, 2011, the Reporting Persons acquired 19,651 shares of Series A-1 Preferred Shares, for a purchase price of $1,599,984.42. The Series A-1 Preferred was purchased by HCVVII with funds from working capital.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated in its entirety as follows:

(a) HCVVII directly beneficially owns 2,292,053 shares of the Common Stock of the Issuer consisting of (i) 83,113 shares of Common Stock, (ii) 58,953 shares of the A-1 Preferred which are convertible at any time, in whole or in part, at the election of the holder, into 589,530 shares of Common Stock, (iii) 98,278 shares of the A-2 Preferred which are convertible at any time, in whole or in part, at the election of the holder, into 982,780 shares of Common Stock, and (iv) 63,663 shares of the A-3 Preferred which are convertible at any time, in whole or in part, at the election of the holder, into 636,630 shares of Common Stock. HCPVII, as the General Partner of HCVVII, the registered owner of the shares of Common Stock, may be deemed to indirectly beneficially own the Common Stock, the A-1 Preferred, the A-2 Preferred and the A-3 Preferred of the Issuer owned by HCVVII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor may be deemed to indirectly beneficially own the Common Stock, the A-1 Preferred, the A-2 Preferred and the A-3 Preferred of the Issuer owned by HCVVII as the General Partners of HCPVII, the General Partner of HCVVII.

Based upon 21,354,127 shares of outstanding Common Stock, which consists of: (i) 599,247 shares of Common Stock and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of Preferred Stock outstanding as of December 15, 2011 as disclosed in the Issuer’s Preliminary Information Statement on Schedule 14C, filed with the SEC on December 16, 2011, the 2,292,053 shares of Common Stock directly held by HCVVII represents 10.7% of the Common Stock of the Issuer. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Persons be included (i.e. only the 599,247 shares of Common Stock outstanding and an aggregate of 2,208,940 shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons and not the shares of Common Stock issuable upon conversion of Preferred Stock held by anyone other than the Reporting Persons), it would result in an applicable percentage of 81.6% (without giving effect to any securities held by the Separately Filing Group Members.

CUSIP No. None	13D	Page 11 of 13 Pages

The Reporting Persons and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly the Reporting Persons and the Separately Filing Group Members may collectively beneficially own 100% of the 21,354,127 shares of Common Stock outstanding on an as-converted basis. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

(b) HCVVII, HCPVII, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 2,292,053 shares owned by HCVVII.

(c) During the past 60 days, HCVVII purchased the below listed shares of the Issuer’s Series A-1 Preferred in a private placement:

DATE OF TRANSACTION	NO. OF SHARES PURCHASED	AGGREGATE PURCHASE PRICE

November 18, 2011	19,651 shares of Series A-1	$1,599,984.42
	Preferred convertible into
	196,510 shares of Common Stock

December 14, 2011	19,651 shares of Series A-1	$1,599,984.42
	Preferred Convertible into
	196,510 shares of Common Stock

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

A.	Amended and Restated Stockholders’ Agreement, dated as of May 17, 2011, as amended by Amendment No. 1, dated as of November 7, 2011, Amendment No. 2, dated as of November 7, 2011, and Amendment No. 3, dated as of December 15, 2011, by and among the Company and the stockholders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on December 15, 2011).

B.	Agreement regarding filing of joint Schedule 13D.

CUSIP No. None	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2011	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VII, L.P.

By: /s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 31, 2011	HealthCare Partners VII, L.P.
Cambridge, Massachusetts

By: /s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor

CUSIP No. None	13D	Page 13 of 13 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Radius Health, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

December 31, 2011	HealthCare Ventures VII, L.P.
Cambridge, Massachusetts	By: its General Partner, HealthCare Partners VI, L.P.

By: /s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 31, 2011	HealthCare Partners VII, L.P.
Cambridge, Massachusetts

By: /s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

December 31, 2011	/s/Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor